Exhibit 99.2

Corporación Inmobiliaria Vesta,

S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim

Financial Statements for the Six-

Month Periods Ended June 30, 2023

and 2022

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as of and for the Six and Three-Month Periods ended June 30, 2023 and 2022

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of June, 2023 and December 31, 2022

(In US dollars)

Assets	Notes	June 30, 2023 (Unaudited)	December 31, 2022
Current assets:
Cash, cash equivalents and restricted cash	5	$50,724,851	$139,147,085
Recoverable taxes	6	23,157,278	30,088,473
Operating lease receivables	7	10,232,746	7,690,195
Prepaid expenses and advance payments	7.vi	31,347,919	25,308,351
Total current assets		115,462,794	202,234,104

Non-current assets:
Investment property	8	2,921,900,930	2,738,465,276
Office furniture – Net		1,182,552	1,437,981
Right-of-use asset	9	1,124,197	1,417,945
Guarantee deposits made, restricted cash and others		11,356,632	9,601,094
Total non-current assets		2,935,564,311	2,750,922,296

Total assets		$3,051,027,105	$2,953,156,400

Liabilities and stockholders’ equity

Current liabilities:
Current portion of long-term debt	10	$4,698,773	$4,627,154
Lease liabilities - short term	9	607,853	606,281
Accrued interest		3,847,754	3,847,752
Accounts payable		12,062,229	16,628,788
Income taxes payable		21,296,012	14,824,658
Accrued expenses and taxes		4,647,958	5,154,626
Dividends payable	11.4	45,308,832	14,358,194
Total current liabilities		92,469,411	60,047,453

Non-current liabilities:
Long-term debt	10	924,196,848	925,872,432
Lease liabilities - long term	9	593,863	897,658
Guarantee deposits received		22,286,897	18,333,119
Long-term accounts payable		7,706,450	7,889,937
Employee benefits		1,147,667	348,280
Deferred income taxes		260,930,408	299,979,693
Total non-current liabilities		1,216,862,133	1,253,321,119
Total liabilities		1,309,331,544	1,313,368,572

Litigation and other contingencies	19

Stockholders’ equity:
Capital stock	11.1	482,828,505	480,623,919
Additional paid-in capital	11.3	468,726,179	460,677,234
Retained earnings		824,147,906	733,405,749
Share-based payments reserve	17	224,301	5,984,051
Foreign currency translation		(34,231,330)	(40,903,125)
Total stockholders’ equity		1,741,695,561	1,639,787,828

Total liabilities and stockholders’ equity		$3,051,027,105	$2,953,156,400

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Profit or
Loss and Comprehensive Income

For the Six and three-month periods ended June 30, 2023 and 2022

(In US dollars)

	Notes	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)
Revenues:
Rental income	12	$101,800,998	$85,093,309	$51,924,432	$43,097,222
Management fees		327,618	-	-	-
		102,128,616	85,093,309	51,924,432	43,097,222

Property operating costs related to properties that generated rental income	13.1	(5,880,847)	(4,046,932)	(3,390,747)	(2,444,505)
Property operating costs related to properties that did not generate rental income	13.1	(1,645,977)	(686,137)	(977,976)	(169,774)
General and administrative expenses	13.2	(14,962,314)	(12,531,598)	(6,813,934)	(6,069,274)

Interest income		1,104,636	170,548	537,800	132,774
Other income – Net		732,565	380,604	808,513	354,909
Finance cost	14	(23,402,826)	(22,335,119)	(11,771,653)	(11,927,469)
Exchange gain (loss) – Net		8,343,249	438,279	3,740,760	1,252,495
Gain on sale of investment property		-	5,027,826	-	4,460,072
Gain on revaluation of investment property	8	84,387,585	76,795,221	73,628,123	38,599,306

Profit before income taxes		150,804,687	128,306,001	107,685,318	67,285,756

Income tax expense		244,514	(25,326,685)	(11,977,091)	(13,687,480)

Profit for the period		151,049,201	102,979,316	95,708,227	53,598,276

Other comprehensive gain - Net of tax:
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating other functional currency operations		6,671,795	2,733,620	2,878,930	(3,193,163)
Total other comprehensive income		6,671,795	2,733,620	2,878,930	(3,193,163)

Total comprehensive income for the period		$157,720,996	$105,712,936	$98,587,157	$50,405,113

Basic earnings per share	11.5	$0.2209	$0.1502	$0.1400	$0.0785
Diluted earnings per share		$0.2172	$0.1478	$0.1377	$0.0773

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim
Stat ements of Changes in Stockholders’ Equity

For the six-month periods ended June 30, 2023 and 2022

(In US dollars)

	Capital stock	Additional paid-in capital	Retained earnings	Share-based payments reserve	Foreign currency translation	Total stockholders’ equity

Balances as of January 1, 2022	$482,858,389	$466,230,183	$547,213,771	$7,149,453	$(49,826,389)	$1,453,625,407

Dividends declared	-	-	(57,432,777)	-	-	(57,432,777)
Vested shares	2,012,844	5,795,085	-	(7,807,929)	-	-
Share-based payments	-	-	-	3,336,355	-	3,336,355
Repurchase of shares	(4,218,531)	(11,270,731)	-	-	-	(15,489,262)
Comprehensive income	-	-	102,979,316	-	2,733,620	105,712,936

Balances as of June 30, 2022 (Unaudited)	$480,652,702	$460,754,537	$592,760,310	$2,677,879	$(47,092,769)	$1,489,752,659

Balances as of January 1, 2023	$480,623,919	$460,677,234	$733,405,748	$5,984,051	$(40,903,125)	$1,639,787,827

Dividends declared	-	-	(60,307,043)	-	-	(60,307,043)
Vested shares	2,204,586	8,048,945	-	(10,253,531)	-	-
Share-based payments	-	-	-	4,493,781	-	4,493,781
Comprehensive income	-	-	151,049,201	-	6,671,795	157,720,996

Balances as of June 30, 2023 (Unaudited)	$482,828,505	$468,726,179	$824,147,906	$224,301	$(34,231,330)	$1,741,695,561

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the six months period ended June 30, 2023 and 2022

(In US dollars)

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)
Cash flows from operating activities:
Profit before income taxes	$150,804,687	$128,306,001
Adjustments:
Depreciation	451,244	655,107
Right-of-use depreciation	293,748	247,080
Gain on revaluation of investment property	(84,387,585)	(76,795,221)
Unrealized effect of foreign exchange rates	(8,343,249)	(438,279)
Interest income	(1,104,636)	(170,548)
Interest expense	23,057,941	21,666,522
Amortization of debt issuance costs	738,462	668,597
Expense recognized in respect of share-based payments	4,493,781	3,336,355
Gain on sale of investment property	-	(5,027,826)

Working capital adjustments:
(Increase) decrease in:
Operating lease receivables – Net	(2,542,551)	1,900,471
Recoverable taxes	6,931,195	9,500,516
Guarantee deposits paid	3,953,778	7,174,276
Prepaid expenses	(6,039,568)	(30,258,341)
Increase (decrease) in:
Accounts payable and client advances	1,009,398	3,962,526
Accrued expenses and taxes	(506,668)	(11,397,359)
Guarantee deposits collected	(1,755,538)	1,033,270
Interest received	1,104,636	170,548
Income taxes paid	(35,753,958)	(48,901,178)
Net cash generated (used) by operating activities	52,405,117	5,632,517

Cash flows from investing activities:
Purchases of investment property	(89,185,947)	(109,006,462)
Sale of investment property	-	14,771,388
Purchases of office furniture and vehicles	(195,815)	-
Net cash used in investing activities	(89,381,762)	(94,235,074)

Cash flows from financing activities:
Interest paid	(23,000,140)	(22,164,919)
Loans paid	(2,342,427)	(722,674)
Dividends paid	(29,356,405)	(28,302,427)
Repurchase of treasury shares	-	(15,489,262)
Payment of lease liabilities	(360,022)	(285,774)
Net cash used in financing activities	(55,058,994)	(66,965,056)

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Effects of exchange rates changes on cash	3,613,230	1,131,507

Net decrease in cash, cash equivalents and restricted cash	(88,422,409)	(154,436,106)

Cash, cash equivalents and restricted cash at the beginning of year	139,882,397	453,556,444

Cash, cash equivalents and restricted cash at the end of the period - Note 5	$51,459,988	$299,120,338

See accompanying notes to unaudited condensed consolidated interim financial statements.

Corporación Inmobiliaria Vesta, S. A. B. de C. V. and Subsidiaries

Notes to Condensed Consolidated Interim Financial Statements

For the six months periods ended June 30, 2023 and 2022

(In US dollars)

1.	General information

Corporación Inmobiliaria Vesta, S. A. B. de C. V. (“Vesta”) is a corporation incorporated in Mexico. The address of its registered office and principal place of business is Paseo de los Tamarindos 90, 28th floor, Mexico City.

Vesta and subsidiaries (collectively, the “Entity”) are engaged in the development, acquisition and operation of industrial buildings and distribution facilities that are rented to corporations in eleven states throughout Mexico.

1.1 Significant event

•	On June 29, 2023, Vesta entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., BofA Securities, Inc. and Barclays Capital Inc., as representative of the underwriters, relating to Vesta’s initial public offering (the “Offering”) of 125,000,000 Common Shares in the form of American Depositary Shares (the “ADS”) each ADS representing 10 Common Shares of Vesta’s common stock (“common stock”), which included the exercise by the underwriters in full of the over-allotment option to purchase an additional 18,750,000 shares of Vesta’s common stock, at an Offering price of $31.00 US dollars per ADS.

The Shares were offered and sold pursuant to Vesta’s Registration Statement on Form F-1 (File No. 333-272532), as amended (the “Registration Statement”), and filed with the Securities and Exchange Commission and the final prospectus filed with the Commission pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended. The Registration Statement was declared effective by the Commission on June 29, 2023. The closing of the Offering for the ADR´s took place on July 5, 2023, raising gross proceeds of $445,000,000, which included 18,750,000 shares sold by Vesta upon the exercise by the underwriters of the over-allotment option in full. Issuance expenses were approximately $21,340,300. Vesta intends to use the net proceeds from the Offering to fund growth strategy including the acquisition of land or properties and related infrastructure investments, and for the development of industrial buildings.

•	On September 1, 2022 Vesta announced a new $200,000,000 sustainability linked revolving credit facility with various financial institutions. As a part of such revolving credit, Vesta paid debt issuance costs in an amount of $1,092,316. As of June 30, 2023 no amount has been disposed yet.

2.	Application of new and revised International Financial Reporting Standards (IFRS)

New and amended IFRS Accounting Standards that are effective for the current period

There are no accounting pronouncements which have become effective from January 1, 2023 that have a significant impact on the Group’s interim condensed consolidated financial statements.

3.	Significant accounting policies

a.	Basis of preparation

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for investment properties and financial instruments that are measured at fair value at the end of each reporting period, as explained in the accounting policies below.

i.	Historical cost

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

ii.	Fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Entity takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these unaudited condensed consolidated interim financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of International Financial Reporting Standard (“IFRS”) 2, Share-based Payments.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;

•	Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 inputs are unobservable inputs for the asset or liability.

iii.	Going concern

The unaudited condensed consolidated interim financial statements have been prepared by Management assuming that the Entity will continue to operate as a going concern.

b.	Interim financial condensed statements

The accompanying condensed consolidated interim financial statements as of June 30, 2023 and 2022 have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and have not been audited. In the opinion of Entity management, all adjustments (consisting mainly of ordinary, recurring adjustments) necessary for a fair presentation of the accompanying condensed consolidated interim financial statements are included. The results of the periods are not necessarily indicative of the results for the full year. These condensed consolidated interim financial statements should be read in conjunction with the audited annual consolidated financial statements of the Entity and their respective notes for the year ended December 31, 2022.

The accounting policies and methods of computation are consistent with the audited consolidated financial statements for the year ended December 31, 2022, except as mentioned in the preceding paragraph.

c.	Segment

The Entity’s primary business is the acquisition, development, and management of industrial and distribution center real estate. Vesta manages its operations on an aggregated, single segment basis for purposes of assessing performance and making operating decisions and, accordingly, has only one reporting and operating segment. As of June 30, 2023 and December 31, 2022, all of our assets and operations are derived from assets located within Mexico.

4.	Critical accounting judgments and key sources of estimation uncertainty

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Entity’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

5.	Cash, cash equivalents and restricted cash

For purposes of the condensed consolidated interim statement of cash flows, cash and cash equivalents include cash on hand and in banks, including restricted cash. Cash and cash equivalents at the end of the reporting period as shown in the condensed consolidated interim statement of cash flows can be reconciled to the related items in the condensed consolidated interim statements of financial position as follows:

	June 30, 2023 (Unaudited)	December 31, 2022

Cash and bank balances	$50,402,928	$139,056,863
Restricted cash	321,923	90,222
	50,724,851	139,147,085
Non-current restricted cash	735,312	735,312
Total	$51,460,163	$139,882,397

Restricted cash represents balances held by the Entity that are only available for use under certain conditions pursuant to the loan agreements entered into by the Entity. Such conditions include payment of monthly debt service fee and compliance with certain covenants set forth in the loan agreement. These restrictions are classified according to their restriction period: less than 12 months and over one year, considering the period of time in which such restrictions are fulfilled. Non-current restricted cash was classified within guaranteed deposits made, restricted cash and others in the accompanying consolidated statements of financial position.

Non-cash transactions

Changes in liabilities arising from financing activities not requiring cash relate to a decrease for the amortization of debt issuance costs for $379,572 and $334,229 in the six-month periods ended June 30, 2023 and 2022, respectively. Unpaid dividends are included in Note 11.4. Other non-cash investing activities related to investment properties are included in Note 8.

6.	Recoverable taxes

	June 30, 2023 (Unaudited)	December 31, 2022

Recoverable value-added tax (“VAT”)	$21,821,541	$18,440,884
Recoverable income taxes	-	9,531,645
Recoverable dividend tax	652,075	1,818,971
Other receivables	683,662	296,973

	$23,157,278	$30,088,473

7.	Operating lease receivables, prepaid expenses and advance payments

i.	The aging profile of operating lease receivables as of the dates indicated below are as follows:

	June 30, 2023 (Unaudited)	December 31, 2022

0-30 days	$7,951,495	$6,732,985
30-60 days	1,469,562	260,832
60-90 days	781,147	610,770
Over 90 days	30,542	85,608

Total	$10,232,746	$7,690,195

Pursuant to the lease agreements, rental payments should be received within 30 days following their due date; thereafter the payment is considered past due. As shown in the table above, 78% and 88% of all operating lease receivables are current as of June 30, 2023 and December 31, 2022, respectively.

All rental payments past due are monitored by the Entity; for receivables outstanding from 30 to 90 days, efforts are made to collect payment from the respective client. Operating lease receivables outstanding for more than 30 days but less than 60 days represent 14% and 3% of all operating lease receivables as of June 30, 2023 and December 31, 2022, respectively. Operating lease receivables outstanding for more than 60 and less than 90 days represent 7% and 8% of all operating lease receivable as of June 30, 2023 and December 31, 2022, respectively. Operating lease receivables outstanding greater than 90 days represent 1% and 1% of all operating lease receivable as of June 30, 2023 and December 31, 2022, respectively.

ii.	Movement in the allowance for doubtful accounts receivable

Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of the operating lease receivable.

The following table shows the movement in expected credit losses that has been recognized for the lease receivable:

Amounts

Balance as of January 1, 2022	$1,957,935
Increase in loss allowance arising from new financial assets recognized in the period	172,573
Decrease in loss allowance from derecognition of financial assets in the period	(404,619)
Balance as of June 30, 2022 (Unaudited)	$1,725,889

Balance as of January 1, 2023	$1,974,607
Increase in loss allowance arising from new financial assets recognized in the period	381,399
Decrease in loss allowance from derecognition of financial assets in the period	(333,523)
Balance as of June 30, 2023 (Unaudited)	$2,022,483

iii.	Client concentration risk

As of June 30, 2023 and December 31, 2022, one of the Entity’s client accounts for 41% or $4,202,005 (Unaudited) and 42% or $3,249,692 respectively, of the operating lease receivables balance. The same client accounted for 5.5% and 5.7% (Unaudited) of the total rental income of Entity for the three months period ended June 30, 2023 and 2022, respectively. No other client accounted for more than 10% of the total rental income of the Entity for the six-month periods ended June 30, 2023 and 2022.

iv.	Leasing agreements

Operating leases relate to non-cancellable lease agreements over the investment properties owned by the Entity, which generally have terms ranging between 5 to 15 years, with options to extend the term up to a total term of 20 years. Rents are customarily payable on a monthly basis and are adjusted annually according to applicable inflation indices (US and Mexican inflation indices). Security deposits are typically equal to one or two months’ rent. Obtaining property insurance (third party liability) and operating maintenance are obligations of the tenants.

All lease agreements include a rescission clause that entitles the Entity to collect all unpaid rents during the remaining term of the lease agreement in the event that the client defaults in its rental payments, vacates the properties, terminates the lease agreement or enters into bankruptcy or insolvency proceedings. All lease agreements are classified as operating leases and do not include purchase options.

v.	Non-cancellable operating lease receivables

Future minimum lease payments receivable under non-cancellable operating lease agreements are as follows:

	June 30, 2023 (Unaudited)	December 31, 2022

Not later than 1 year	$193,022,615	$155,267,112
Later than 1 year and not later than 3 years	317,283,665	250,043,235
Later than 3 year and not later than 5 years	273,107,777	209,592,871
Later than 5 years	194,101,860	154,909,895

	$977,515,917	$769,813,113

vi.	Prepaid expenses and advance payments

	June 30, 2023 (Unaudited)	December 31, 2022

Advance payments (1)	$19,930,004	$17,201,933
Other accounts receivables (2)	7,349,771	7,486,147
Property expenses	2,529,929	543,804
Prepaid expenses	1,538,214	76,467

	$31,347,918	$25,308,351

(1)	During the second quarter of 2022 the Entity entered into an agreement for the procurement, permissioning and other condition of several plots of land; if the conditions are met within a period of 18 months, or an additional 18-month extension, the advance deposit will be considered part of the final transactions price, otherwise approximately $1 million will be forfeited to the counterparty and expensed; the remainder amount will be reimbursed to the Entity.

(2)	As state in Note 8 the Entity sold land reserves located in Queretaro, the outstanding balance as of December 31, 2022 was received in the first quarter of 2023.

8.	Investment property

The Entity uses external appraisers in order to determine the fair value for all of its investment properties. The independent appraisers, who hold recognized and relevant professional qualifications and have vast experience in the types of investment properties, owned by the Entity, use valuation techniques such as the discounted cash flows approach, replacement cost approach and income cap rate approach. The techniques used include assumptions, the majority of which are not directly observable in the market, to estimate the fair value of the Entity’s investment property such as discount rates, long-term NOI, inflation rates, absorption periods and market rents.

The values, determined by the external appraisers quarterly, are recognized as the fair value of the Entity’s investment property at the end of each reporting period. The appraisers use a discounted cash flow approach to determine the fair value of land and buildings (using the expected net operating income (“NOI”) of the investment property) and a market approach to determine the fair value of land reserves. Gains or losses arising from changes in the fair values are included in the consolidated statements of profit or loss and other comprehensive (loss) income in the period in which they arise.

The Entity’s investment properties are located in México and they are classified as Level 3 in the IFRS fair value hierarchy. The following table provides information about how the fair values of the investment properties are determined (in particular, the valuation technique and inputs used).

Property	Fair value hierarchy	Valuation techniques	Significant unobservable inputs	Value/range	Relationship of unobservable inputs to fair value

Buildings and land	Level 3	Discounted cash flows	Discount rate	Q2 2023: 7.00% to 12.25% 2022: 7.50% to 12.24%	The higher the discount rate, the lower the fair value.

			Exit cap rate	Q2 2023: 6.50% to 8.99% 2022: 6.50% to 8.99%	The higher the exit cap rate, the lower the fair value

			Long-term NOI	Based on contractual rent and then on market related rents	The higher the NOI, the higher the fair value.

			Inflation rates	Mexico: Q2 2023: 3.65% to 4.0% 2022: 3.4% to 5.0% U.S.: Q2 2023: 2.1% to 3.5% 2022: 2.1% to 3.5%	The higher the inflation rate, the higher the fair value.

			Absorption period	12 months on average	The shorter the absorption period, the higher the fair value.

			Market Related rents	Depending on the park/state	The higher the market rent, the higher the fair value

Land reserves	Level 3	Market value	Price per acre	Weighted average price per acre Q2 2023: $239,159 2022: $239,266	The higher the price, the higher the fair value.

The table below sets forth the aggregate values of the Entity’s investment properties for the years indicated:

	June 30, 2023 (Unaudited)	December 31, 2022

Buildings and land	$2,787,010,000	$2,657,513,766
Land improvements	12,352,314	7,562,174
Land reserves	206,580,000	208,910,000
	3,005,942,314	2,873,985,940

Less: Cost to conclude construction in-progress	(84,041,384)	(135,520,664)

Balance at end of period	$2,921,900,930	$2,738,465,276

The reconciliation of investment property is as follows:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Balance at beginning of year	$2,738,465,276	$2,263,170,941
Additions	87,646,255	109,006,462
Foreign currency translation effect	11,401,814	1,404,974
Disposal of investment property	-	(9,743,562)
Gain on revaluation of investment property	84,387,585	76,795,221

Balance at end of period	$2,921,900,930	$2,440,634,036

A total of $18,905,770 and $- additions to investment property related to land reserves and new buildings that were acquired from third parties were not paid as of June 30, 2023 and 2022, respectively, and were therefore excluded from the condensed consolidated statements of cash flows for those periods. Additionally, proceeds of $7,486,147 were received during the three-month period ended March 31, 2023 related to a land reserve sale that closed in 2022.

Some of the Entity’s investment properties have been pledged as collateral to secure its long-term debt.

9.	Entity as lessee

1.	Right-of-use:

Right-of-use	January 1, 2023	Additions	Disposals	June 30, 2023 (Unaudited)

Property	$2,552,121	$-	$-	$2,552,121
Vehicles and office equipment	791,773	-	-	791,773

Cost of right-of-use	$3,343,894	-	-	$3,343,894
Depreciation of right-of-use

Property	$(1,508,871)	(227,952)	-	$(1,736,823)
Vehicles and office equipment	(417,078)	(65,796)	-	(482,874)
Accumulated depreciation	(1,925,949)	(293,748)	-	(2,219,697)

Total	$1,417,945	(293,748)	-	$1,124,197

Rights to use	January 1, 2022	Additions	Disposals	June 30, 2022 (Unaudited)

Property	$2,296,581	$-	$-	$2,296,581
Vehicles and office equipment	411,357	-	-	411,357

Cost of rights to use	2,707,938	-	-	2,707,938

Rights to use	January 1, 2022	Additions	Disposals	June 30, 2022 (Unaudited)

Depreciation of rights to use

Property	$(1,078,035)	$(196,506)	$-	$(1,274,541)
Vehicles and office equipment	(285,486)	(50,574)	-	(336,060)
Accumulated depreciation	(1,363,521)	(247,080)	-	(1,610,601)

Total	$1,344,417	$(247,080)	$-	$1,097,337

2.	Lease obligations:

	January 1, 2023	Additions	Disposals	Interests accrued	Repayments	June 30, 2023 (Unaudited)

Lease liabilities	$1,503,939	$-	$-	$57,795	$(360,018)	$1,201,716

	January 1, 2022	Additions	Disposals	Interests paid	Repayments	June 30, 2022 (Unaudited)

Lease liabilities	$1,380,413	$-	$-	$33,179	$(285,774)	$1,127,818

3.	Analysis of maturity of liabilities by lease:

Finance lease liabilities	June 30, 2023 (Unaudited)	December 31, 2022

Not later than 1 year	$687,270	$709,901
Later than 1 year and not later than 5 years	626,098	963,487
	1,313,368	1,673,388
Less: future finance cost	(111,652)	(169,449)

Total lease liability	$1,201,716	$1,503,939

Finance lease - short term	607,853	606,281
Finance lease - long term	593,863	897,658

Total lease liability	$1,201,716	$1,503,939

10.	Long-term debt

In September 1, 2022, the Entity obtained a three-year unsecured sustainability-linked revolving credit facility for $200 million. This loan bears interest at a rate of SOFR plus 1.60 percentage points. As of December 31, 2022, no provisions have been made for this line. The Entity incurred prepaid direct expenses related to opening the $1.34 million credit facility.

On May 13, 2021, the Entity offered $350,000,000 of Senior Notes (“Vesta ESG Global bond 35/8 05/31”) with mature on May 13, 2031. The notes bear annual interest at a rate of 3.625%.

On August 2, 2019, the Entity entered into a new five-year unsecured credit agreement with various financial institutions for an aggregated amount of $80,000,000, and a revolving credit line of $125,000,000. This loan bears quarterly interest at a rate of LIBOR plus 2.15 percentage points. The proceeds were received on the same date, as of December 31, 2019 the revolving credit line have not been used. (“Syndicated Loan”). On March 23, 2020 and April 7, 2020, the Entity disposed $85,000,000 and $40,000,000, respectively, out of the revolving credit line, bearing quarterly interest at a rate of LIBOR plus 1.85 percentage points.

On June 25, 2019, the Entity entered into a 10-year senior notes series RC and 12-year senior notes series RD with various financial institutions, for and aggregated amounts of $70,000,000 and $15,000,000, respectively. Each Series RC notes and Series RD notes bear interest on the unpaid balance at the rates of 5.18% and 5.28%, respectively.

On May 31, 2018, the Entity entered into an agreement for the issuance and sale of Series A Senior Notes of $45,000,000 due on May 31, 2025, and Series B Senior Notes of $45,000,000 due on May 31, 2028. Each Series A Note and Series B Note bear interest on the unpaid balance at the rates of 5.50% and 5.85%, respectively.

On November 1, 2017, the Entity entered into a loan agreement with Metropolitan Life Insurance Company for $118,000,000 due on December 1, 2027. This loan bears monthly interest at a rate of 4.75%.

On September 22, 2017, the Entity entered into an agreement for an issuance and sale Series A Senior Notes of $65,000,000 due on September 22, 2024, and Series B Senior Notes of $60,000,000 due on September 22, 2027. Each Series A Note and Series B Note bear interest on the unpaid balance of such Series A Note and Series B Note at the rates of 5.03% and 5.31%, respectively, per annum payable semiannually on the September 22 and March 22 of each year.

On July 27, 2016, the Entity entered into a 10-year loan agreement with Metropolitan Life Insurance Company (“MetLife”) for a total amount of $150,000,000 due on August 2026. The proceeds of both of the aforementioned credit facilities were used to settle the Entity’s debt with Blackstone which matured on August 1, 2016.

The long-term debt is comprised by the following notes:

Loan	Amount	Annual interest rate	Monthly amortization	Maturity	June 30, 2023 (Unaudited)	December 31, 2022

MetLife 10-year	150,000,000	4.55%	(1)	August 2026	$145,481,542	$146,723,915
Series A Senior Note	65,000,000	5.03%	(3)	September 2024	65,000,000	65,000,000
Series B Senior Note	60,000,000	5.31%	(3)	September 2027	60,000,000	60,000,000
Series A Senior Note	45,000,000	5.50%	(3)	May 2025	45,000,000	45,000,000
Series B Senior Note	45,000,000	5.85%	(3)	May 2028	45,000,000	45,000,000
MetLife 10-year	118,000,000	4.75%	(2)	December 2027	116,979,825	117,867,109
MetLife 8-year	26,600,000	4.75%	(1)	August 2026	25,828,552	26,041,321
Series RC Senior Note	70,000,000	5.18%	(4)	June 2029	70,000,000	70,000,000
Series RD Senior Note	15,000,000	5.28%	(5)	June 2031	15,000,000	15,000,000
Vesta ESG Global bond 35/8 05/31	350,000,000	3.625%	(6)	May 2031	350,000,000	350,000,000
					938,289,919	940,632,345

Less: Current portion					(4,698,773)	(4,627,154)
Less: Direct issuance cost					(9,394,298)	(10,132,759)

Total Long-term debt					$924,196,848	$925,872,432

(1)	On July 22, 2016 the Entity entered into a 10-year loan agreement with MetLife, interest on this loan is paid on a monthly basis. On March 2021, under this credit facility, an additional loan was contracted for $26,600,000 bearing interest on a monthly basis at a fixed interest rate of 4.75%. Principal amortization over the two loans will commence on September 1, 2023. This credit facility is guaranteed with 48 of the Entity’s properties.

(2)	On November 1, 2017, the Entity entered into a 10-year loan agreement with Metlife, interest on this loan is paid on a monthly basis. The loan bears monthly interest only for 60 months and thereafter monthly amortizations of principal and interest until it matures on December 1, 2027. This loan is secured by 21 of the Entity’s investment properties under a Guarantee Trust.

(3)	Series A Senior Notes and Series B Senior Notes are not secured by investment properties of the Entity. The interest on these notes is paid on a monthly basis.

(4)	On June 25, 2019, the Entity entered into a 10-year senior notes series RC to financial institutions, interest on these loans is paid on a semiannual basis December 14, 2019. The note payable matures on June 14, 2029. Five of its subsidiaries are joint obligators under these notes payable.

(5)	On June 25, 2019, the Entity entered into a 12-year note payable to financial institutions, interest on these loans is are paid on a semiannual basis beginning December 14, 2019. The note payable matures on June 14, 2031. Five of its subsidiaries are joint obligators under these notes payable.

(6)	On May 13, 2021, the Entity offered $350,000,000 Senior Notes, Vesta ESG Global bond 35/8 05/31 with maturity on May 13, 2031. Interest is paid on a semiannual basis. The cost incurred for this issuance was $7,746,222.

These credit agreements require the Entity to maintain certain financial ratios (such as Cash-on-Cash and debt

Service coverage ratios) and to comply with certain affirmative and negative covenants. The Entity is in compliance with these covenants as of June 30, 2023.

The credit agreements also entitle MetLife to withhold certain amounts deposited by the Entity in a separate fund as guarantee deposits for the debt service and tenants guarantee deposits of the Entity’s investment properties pledged as collateral. Such amounts are presented as guaranteed deposit assets in the condensed consolidated interim statement of financial position.

11.	Capital stock

1.	Capital stock as of June 30, 2023 and December 31, 2022 is as follows:

	June 30, 2023 (Unaudited)		December 31, 2022
	Number of shares	Amount	Number of shares	Amount

Fixed capital
Series A	5,000	$3,696	5,000	$3,696
Variable capital
Series B	683,854,128	482,824,809	679,697,740	480,620,223

Total	683,859,128	$482,828,505	679,702,740	$480,623,919

2.	Shares in treasury

As of June 30, 2023 and December 31, 2022 total shares in treasury area as follows:

	June 30, 2023 (Unaudited)	December 31, 2022

Shares in treasury (1)	5,721,638	10,077,405
Shares in long term incentive plan trust (2)	8,655,670	8,456,290

Total share in treasury	14,377,308	18,533,695

(1)	Treasury shares are not included in the Total Capital Stock of the Entity, they represent the total stock outstanding under the repurchase program approved by the resolution of the general ordinary stockholders meeting on March 13, 2020.

(2)	Shares in long-term incentive plan trust are not included in the Total Capital Stock of the Entity. The trust was established in 2018 in accordance with the resolution of the general ordinary stockholders meeting on January 6, 2015 as the 20-20 Long Term Incentive Plan, this compensation plan was extended for the period 2021 to 2025, “Long Term Incentive Plan” by a resolution of the general ordinary stockholders meeting on March 13, 2020. Such trust was created by the Entity as a vehicle to distribute shares to employees under the mentioned incentive plan (see Note 17) and is consolidated by the Entity. The shares granted to the eligible executives and deposited in the trust accrue dividends for the employee any time the ordinary shareholders receive dividends and those dividends do not need to be returned to the Entity if the executive forfeits the granted shares.

3.	Fully paid ordinary shares

	Number of shares	Amount	Additional paid-in capital

Balance as of January 1, 2022	684,252,628	482,858,389	466,230,183

Vested shares	4,161,111	2,014,895	5,800,995
Equity issuance	(8,710,999)	(4,249,365)	(11,353,944)

Balance as of December 31, 2022	679,702,740	480,623,919	460,677,234

Vested shares	4,156,388	2,204,586	8,048,945

Balance as of June 30, 2023 (unaudited)	683,859,128	$482,828,505	$468,726,179

4.	Dividend payments

Pursuant to a resolution of the general ordinary stockholders meeting on March 30, 2023, the Entity declared a dividend of $60,307,043, approximely $0.0878 per share. The dividend will be paid in four equal installments of $15,076,761 due on April 17, 2023, July 15, 2023, October 15, 2023 and January 15, 2024. As of June 30, 2023, the unpaid dividends are $45,308,832.

The first installment of the 2023 declared dividends, paid on April 17, 2023, was approximately $0.0218 per share, for a total dividend of $15,067,761.

The fourth and last installment of the 2022 declared dividends, paid on January 15, 2023, was approximately $0.02086 per share, for a total dividend of $14,358,194.

Pursuant to a resolution of the general ordinary stockholders meeting on March 24, 2022, the Entity declared a dividend of $57,432,777, approximately $0.08306 per share. The dividend will be paid in four equal installments of $14,358,194 due on April 15, 2022, July 15, 2022, October 15, 2022 and January 15, 2023. As of December 31, 2022, the unpaid dividends were $14,358,194.

5.	Earnings per share

	June 30, 2023 (Unaudited)	June 30, 2022 (unaudited)

Basic earnings per share:
Earnings attributable to ordinary share to outstanding	$151,045,113	$102,979,316

Weighted average number of ordinary shares outstanding	683,859,128	685,610,129

Basic earnings per share	0.2209	0.1502

	June 30, 2023 (Unaudited)	June 30, 2022 (unaudited)

Diluted earnings per share:
Earnings attributable to ordinary shares outstanding and shares in Incentive Plan Trust	$151,045,113	$102,979,316

Weighted average number of ordinary shares plus shares in Incentive Plan trust	695,269,400	696,673,439

Diluted earnings per share	0.2172	0.1478

12.	Rental income

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Rents	$95,680,097	$81,188,443	$48,693,742	$41,340,864
Reimbursable building services	6,120,901	3,904,866	3,230,690	1,756,358

Total rental income	$101,800,998	$85,093,309	$51,924,432	$43,097,222

13.	Property operating costs and administration expenses

1.	Property operating costs consist of the following:

a.	Direct property operating costs from investment properties that generate rental income during the period:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Real estate tax	$1,175,849	$962,345	$622,469	$489,110
Insurance	395,630	339,992	204,963	175,243
Maintenance	826,666	626,554	515,327	422,666
Structural maintenance accrual	54,703	51,395	28,708	25,809
Other property related expenses	3,427,999	2,066,646	2,019,280	1,331,677

	$5,880,847	$4,046,932	$3,390,747	$2,444,505

b.	Direct property operating costs from investment property that do not generate rental income during the period:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Real estate tax	$268,092	$79,283	$130,506	$30,098
Insurance	9,318	22,593	2,488	9,782
Maintenance	184,373	140,385	94,849	16,585
Other property related expenses	1,184,194	443,876	750,133	113,309

	1,645,977	686,137	977,976	169,774

Total property operating costs	$7,526,824	$4,733,069	$4,368,723	$2,614,279

2.	General and administrative expenses consist of the following:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Employee annual salary plus short-terms benefits	$8,195,266	$7,083,688	$4,041,785	$3,257,655
Auditing, legal and consulting expenses	645,899	466,422	282,379	232,083
Property appraisal and other fees	277,792	336,081	145,671	164,230
Marketing expenses	287,893	487,006	156,575	318,412
Other	316,691	142,474	110,545	81,034
	9,723,541	8,515,671	4,736,955	4,053,414

Depreciation	744,992	679,572	376,17	330,449
Long-term incentive plan and Equity plus - Note 17.3	4,493,781	3,336,355	1,700,862	1,685,411

Total general and administrative expenses	$14,962,314	$12,531,598	$6,813,934	$6,069,274

14.	Finance Cost

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Interest on loans	$22,393,044	$21,619,292
Loan prepayment fees	1,009,782	715,827

Total	$23,402,826	$22,335,119

15.	Income taxes

The Entity is subject to ISR. The rate of current income was 30%.

Income tax expense is recognized at an amount determined by multiplying the profit before tax for the interim reporting period by management’s best estimate of the weighted-average annual income tax rate expected for the full financial year, adjusted for the tax effect of certain items recognized in full in the interim period. As such, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the annual financial statements.

The Entity’s consolidated effective tax rate for the three months ended June 30, 2023 was 28 percent (six months ended June 30, 2022 was 20 percent). The change in effective tax rate was caused mainly by the difference in exchange rates used in for the conversion of tax balances and foreign operation into US dollar.

16.	Transactions and balances with related parties

Compensation of key management personnel

The remuneration of Entity’s management and key executives is determined by the remuneration committee taking in to account the individual performance of the officer and market trends. The performance bonus elected into share-based compensation includes a 20% premium (Equity plus).

The following table details the general and administrative expense of the annual salary plus short-term benefits as well as the Long-term incentive plan and Equity plus that are reflected in the general and administrative expense of the Entity:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Short-term benefits	$3,331,503	$3,224,590	$1,684,201	$1,402,289
Share-based compensation expense	4,493,781	3,336,355	1,700,862	1,685,411

	$7,825,284	$6,560,945	$3,385,063	$3,087,700
Number of key executives	23	22	23	22

17.	Share-based payment

17.1	Share units granted during the period

Vesta Long Term Incentive Plan - a total of 3,763,449 and 3,760.851 shares were granted during the three-month periods ended June 30, 2023 and 2022, respectively.

17.2	Share units vested during the period

A total of 4,156,388 and 4,157,024 shares vested during the six-month periods ended June 30, 2023 and 2022, respectively under the Vesta Long Term Incentive Plan and the short-term incentive plan.

17.3	Share awards outstanding at the end of the period

As of June 30, 2023 and December 31, 2022, there are 8,655,670 (unaudited) and 8,456,290 shares outstanding with a weighted average remaining contractual life of 24 months.

17.4	Compensation expense recognized

The long-term incentive expense for the Six Months ended June 30, 2023 and 2022 was as follows:

	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)	June 30, 2023 (Unaudited)	June 30, 2022 (Unaudited)

Vesta 20-20 Incentive Plan	$4,493,781	$3,336,355	$1,700,682	$1,685,411

Compensation expense related to these plans will continue to be accrued through the end of the service period.

18.	Interest rate risk management

The Entity minimizes its exposure to interest rate risk by borrowing funds at fixed rates or entering into interest rate swap contracts where funds are borrowed at floating rates. This minimizes interest rate risk together with the fact that properties owned by the Entity generate a fixed income in the form of rental income which is indexed to inflation.

19.	Litigation, other contingencies and commitments

Litigation

In the ordinary course of business, the Entity is party to various legal proceedings. The Entity is not involved in any litigation or arbitration proceeding for which the Entity believes it is not adequately insured or indemnified, or which, if determined adversely, would have a material adverse effect on the Entity or its financial position, results of operations or cash flows.

Commitments

All rights to construction, improvements and infrastructure built by the Entity in the Queretaro Aerospace Park and in the DSP Park automatically revert back to the government of the State of Queretaro and to Nissan at the end of the concessions, which is approximately in 42 and 35 years, respectively.

20.	Events after the reporting period

As stated in footnote 1.1,closing of the Offering for the ADR´s took place on July 5, 2023, raising gross proceeds of $445,000,000, which included 18,750,000 shares sold by Vesta upon the exercise by the underwriters of the over-allotment option in full. Issuance expenses were approximately $21,340,300.

The second installment of the 2022 declared dividends, paid on July 17, 2023, was approximately

$0.0180 per share, for a total dividend of $15,076,761.

21.	Condensed consolidated interim financial statements issuance authorization

The accompanying condensed consolidated interim financial statements were approved by the Board of Directors on July 20, 2023.

* * * *